Exhibit 99.1

A2Z Smart Technologies Expands Accenture Relationship; A2Z’s Cust2Mate Smart Carts are Now Showcased at the Accenture Custom Innovation Network

Tel Aviv, Israel / July 21, 2022 — A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ), today announced that, in conjunction with its strategic partnership with Accenture, the Company’s smart carts are now showcased at the Accenture Custom Innovation Network (“ACIN”), the largest Accenture showcase facility in Europe, in Milan, Italy.

A2Z’s state-of-the-art Cust2Mate Smart Cart provides a contactless and convenient shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers don’t have to wait on lines. The platform also allows retail grocers to direct shoppers to discounted products with in-store promotions and collects valuable in-store shopping data to optimize operations and inventory management.

Rafael Yam, CEO of Cust2Mate, commented, “We’re pleased to begin showcasing the Cust2Mate Smart Cart at ACIN as a part of our strategic partnership with Accenture. As we’ve said before, the Italian market represents a key opportunity for Cust2Mate and is an entry point into the overall European market for frictionless retail solutions. ACIN is Accenture’s largest showcase facility in Europe, so having our carts on display at this location provides us with heightened visibility and valuable exposure to further strengthen our foothold and expand Cust2Mate’s presence across the continent.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com